UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

E-House (China) Holdings Limited
(Name of Issuer)
Ordinary shares of par value of $0.001 per share
(Title of Class of Securities)
026852W10
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	026852W10

1	NAMES OF REPORTING PERSONS Xin Zhou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,272,100 ordinary shares. Jun Heng Investment Limited may also be deemed to have shared voting power with respect to 9,977,300 ordinary shares. On Chance Inc. may also be deemed to have shared voting power with respect to 10,294,800 ordinary shares. See Item 4.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		20,272,100 ordinary shares. Jun Heng Investment Limited may also be deemed to have shared dispositive power with respect to 9,977,300 ordinary shares. On Chance Inc. may also be deemed to have shared dispositive power with respect to 10,294,800 ordinary shares. See Item 4.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,272,100 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	25.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	026852W10

1	NAMES OF REPORTING PERSONS Jun Heng Investment Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,977,300 ordinary shares. Xin Zhou may also be deemed to have shared voting power with respect to the above shares. See Item 4.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		9,977,300 ordinary shares. Xin Zhou may also be deemed to have shared dispositive power with respect to the above shares. See Item 4.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,977,300 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	026852W10

1	NAMES OF REPORTING PERSONS On Chance Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,294,800 ordinary shares. Xin Zhou may also be deemed to have shared voting power with respect to the above shares. See Item 4.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		10,294,800 ordinary shares. Xin Zhou may also be deemed to have shared dispositive power with respect to the above shares. See Item 4.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,294,800 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

ITEM 1(a).	NAME OF ISSUER:
E-House (China) Holdings Limited

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
17/F, Merchandise Harvest Building (East)
No. 333 North Chengdu Road
Shanghai 200041
People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:
Xin Zhou
Jun Heng Investment Limited
On Chance Inc.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
Xin Zhou
E-House (China) Holdings Limited
17/F, Merchandise Harvest Building (East)
No. 333 North Chengdu Road
Shanghai 200041
People’s Republic of China
Jun Heng Investment Limited
c/o Xin Zhou
E-House (China) Holdings Limited
17/F, Merchandise Harvest Building (East)
No. 333 North Chengdu Road Shanghai 200041
People’s Republic of China
On Chance Inc.
c/o Xin Zhou
E-House (China) Holdings Limited
17/F, Merchandise Harvest Building (East)
No. 333 North Chengdu Road
Shanghai 200041
People’s Republic of China

ITEM 2(c).	CITIZENSHIP:
Xin Zhou — People’s Republic of China
Jun Heng Investment Limited — British Virgin Islands
On Chance Inc. — British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Ordinary shares of par value of $0.001 per share

ITEM 2(e).	CUSIP NO.:
26852W10

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP
The following information with respect to the ownership of the ordinary shares of par value of $0.001 per share of E-House (China) Holdings Limited (the “Issuer”) by each of the reporting persons is provided as of December 31, 2010:

				Shared power	Sole power to	Shared power
	Amount		Sole power to	to vote or to	dispose or to	to dispose or
	beneficially	Percent of	vote or direct	direct the	direct the	to direct the
Reporting Person	owned:	class:	the vote:	vote:	disposition of:	disposition of:
Xin Zhou	20,272,100	25.1%	0	20,272,100	0	20,272,100
Jun Heng Investment Limited	9,977,300	12.4%	0	9,977,300	0	9,977,300
On Chance Inc.	10,294,800	12.7%	0	10,294,800	0	10,294,800
Jun Heng Investment Limited, a British Virgin Islands company, directly holds 9,665,000 ordinary shares of the Issuer and 312,300 American depositary shares representing 312,300 ordinary shares of the Issuer. On Chance Inc., a company controlled by Mr. Zhou as described below, holds 51.54% of the shares of Jun Heng Investment Limited. Mr. Zhou is a director of Jun Heng Investment Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the ordinary shares of the Issuer held by Jun Heng Investment Limited.
On Chance Inc., a British Virgin Islands company, directly holds 9,982,500 ordinary shares of the Issuer and 312,300 American depositary shares representing 312,300 ordinary shares of the Issuer. Mr. Xin Zhou holds 95% of the shares of On Chance Inc. and is the sole director of On Chance Inc. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the ordinary shares of the Issuer held by On Chance Inc.
As a result, Mr. Xin Zhou may be deemed to have beneficial ownership of a total of 20,272,100 ordinary shares of the Issuer directly held by Jun Heng Investment Limited and On Chance Inc. Mr. Zhou disclaims beneficial ownership of the ordinary shares owned by Jun Heng Investment Limited and On Chance Inc. except to the extent of his pecuniary interest therein.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable

ITEM 10.	CERTIFICATIONS
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 1, 2011

Xin Zhou	/s/ Xin Zhou
Xin Zhou

Jun Heng Investment Limited	By:	/s/ Xin Zhou
	Name:	Xin Zhou
	Title:	Director

On Chance Inc.	By:	/s/ Xin Zhou
	Name:	Xin Zhou
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement